JPMorgan Chase Financial Company LLC

Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement Nos. 333-293684 and 333-293684-01

Dated October 7, 2026

45-Month Worst-of NDX/SPX/RTY Contingent Income Callable Securities with 6-Month Initial Non-Call Period

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, underlying supplement, prospectus supplement and prospectus and the“Risk Considerations” on the following page, prior to making an investment decision.

SUMMARY TERMS
Issuer:	JPMorgan Chase Financial Company LLC (“JPMorgan Financial”)
Guarantor:	JPMorgan Chase & Co.
Underlying indices:	Nasdaq-100 Index® (Bloomberg ticker: NDX Index) (the “NDX Index”), S&P 500® Index (Bloomberg ticker: SPX Index) (the “SPX Index”) and Russell 2000® Index (Bloomberg ticker: RTY Index) (the “RTY Index”) (each an “underlying index”)
Optional early redemption:	We, at our discretion, may redeem the securities early, in whole but not in part, on any of the contingent payment dates (other than the first and final contingent payment dates) for the early redemption payment. If we intend to redeem your securities early, we will deliver notice to The Depository Trust Company, or DTC, at least three business days before the applicable contingent payment date. Any early redemption of the securities will be at our discretion and will not automatically occur based on the performance of the underlying indices. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly payment otherwise due with respect to the related quarterly monitoring period.
Contingent quarterly payment:

•  If the closing level of each underlying index is greater than or equal to its coupon barrier level on each day during a quarterly monitoring period, we will pay a contingent quarterly payment of at least $29.50 (at least 2.6625% of the stated principal amount) per security on the related contingent payment date. The actual contingent quarterly payment will be provided in the pricing supplement.

•  If the closing level of any underlying index is less than its coupon barrier level on any day during a quarterly monitoring period, no contingent quarterly payment will be payable with respect to that quarterly monitoring period. It is possible that the closing level of one or more of the underlying indices will be below their respective coupon barrier levels on at least one day during most or all of the quarterly monitoring periods so that you will receive few or no contingent quarterly payments.

Payment at maturity:	• If the final index value of each underlying index is greater than or equal to its downside threshold level:	(i) the stated principal amount plus, (ii) if the closing level of each underlying index on each day during the final quarterly monitoring period is greater than or equal to its coupon barrier level, the contingent quarterly payment with respect to the final quarterly monitoring period.
	• If the final index value of any underlying index is less than its downside threshold level:	(i) the stated principal amount times (ii) the index performance factor of the worst performing underlying index. This cash payment will be less than 65% of the stated principal amount of the securities and could be zero.
Coupon barrier level:	With respect to each underlying index, 75% of its initial index value
Downside threshold level:	With respect to each underlying index, 65% of its initial index value
Quarterly monitoring period:	With respect to each contingent payment date, the period from but excluding the second immediately preceding determination date (or, in the case of the first determination date, from but excluding the pricing date) to and including the immediately preceding determination date
Initial index value:	With respect to each underlying index, its closing level on the pricing date
Final index value:	With respect to each underlying index, its closing level on the final determination date
Worst performing underlying index:	The underlying index with the worst index performance factor
Index performance factor:	With respect to each underlying index, its final index value divided by its initial index value
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	Expected to be October 16, 2026
Original issue date (settlement date):	3 business days after the pricing date
Determination dates†:	January 19, 2027, April 16, 2027, July 16, 2027, October 18, 2027, January 18, 2028, April 17, 2028, July 17, 2028, October 16, 2028, January 16, 2029, April 16, 2029, July 16, 2029, October 16, 2029, January 16, 2030, April 16, 2030 and July 16, 2030
Contingent payment dates†:	January 22, 2027, April 21, 2027, July 21, 2027, October 21, 2027, January 21, 2028, April 20, 2028, July 20, 2028, October 19, 2028, January 19, 2029, April 19, 2029, July 19, 2029, October 19, 2029, January 22, 2030, April 22, 2030 and the maturity date
Maturity date†:	July 19, 2030
CUSIP / ISIN:	46661PLY1/ US46661PLY15
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/ 19617/000121390026107650/ea0308006-01_424b2.htm

†Subject to postponement

The estimated value of the securities on the pricing date will be provided in the pricing supplement and will not be less than $920.00 per $1,000 stated principal amount security. For information about the estimated value of the securities, which likely will be lower than the price you paid for the securities, please see the hyperlink above.

Any payment on the securities is subject to the credit risk of JPMorgan Financial, as issuer of the securities, and the credit risk of JPMorgan Chase & Co., as guarantor of the securities.

Hypothetical Payout at Maturity
Change in Worst Performing Underlying Index	Payment at Maturity (excluding any contingent quarterly payment payable at maturity)
50.00%	$1,000.00
40.00%	$1,000.00
30.00%	$1,000.00
20.00%	$1,000.00
10.00%	$1,000.00
5.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-30.00%	$1,000.00
-35.00%	$1,000.00
-35.01%	$649.90
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-80.00%	$200.00
-100.00%	$0.00

JPMorgan Chase Financial Company LLC

45-Month Worst-of NDX/SPX/RTY Contingent Income Callable Securities with 6-Month Initial Non-Call Period

Underlying Indices

For more information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks identified below are not exhaustive. Please see “Risk Factors” in the accompanying prospectus supplement, product supplement and preliminary pricing supplement.

Risks Relating to the Securities Generally

▪	The securities do not guarantee the return of any principal and your investment in the securities may result in a loss.
▪	You will not receive any contingent quarterly payment for any quarterly monitoring period if the closing level of any underlying index is less than its coupon barrier level on any day during that quarterly monitoring period.
▪	The contingent quarterly payment is based on the closing levels of the underlying indices during the quarterly monitoring periods.
▪	You are exposed to the price risk of all three underlying indices, with respect to all the contingent quarterly payments, if any, and the payment at maturity, if any.
▪	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of no contingent quarterly payments and sustaining a significant loss on your investment than if the securities were linked to just one underlying index.
▪	The securities are subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., and any actual or anticipated changes to our or JPMorgan Chase & Co.’s credit ratings or credit spreads may adversely affect the market value of the securities.
▪	As a finance subsidiary, JPMorgan Financial has no independent activities and has limited assets.
▪	Investors will not participate in any appreciation of any underlying index.
▪	Early redemption risk.
▪	Secondary trading may be limited.
▪	The final terms and estimated valuation of the securities will be provided in the pricing supplement.
▪	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to Conflicts of Interest

▪	Economic interests of the issuer, the guarantor, the calculation agent, the agent of the offering of the securities and other affiliates of the issuer may be different from those of investors.
▪	Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the securities.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

▪	The estimated value of the securities will be lower than the original issue price (price to public) of the securities.
▪	The estimated value of the securities does not represent future values of the securities and may differ from others’ estimates.
▪	The estimated value of the securities is derived by reference to an internal funding rate.
▪	The value of the securities as published by J.P. Morgan Securities LLC (and which may be reflected on customer account statements) may be higher than the then-current estimated value of the securities for a limited time period.
▪	Secondary market prices of the securities will likely be lower than the original issue price of the securities.
▪	Secondary market prices of the securities will be impacted by many economic and market factors.

Risks Relating to the Underlying Indices

▪	JPMorgan Chase & Co. is currently one of the companies that make up the SPX Index.
▪	Investing in the securities is not equivalent to investing in any underlying index.
▪	Adjustments to any underlying index could adversely affect the value of the securities.
▪	The securities are subject to risks associated with securities issued by non-U.S. companies with respect to the NDX Index.
▪	An investment in the securities is subject to risks associated with small capitalization stocks with respect to the RTY Index.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under “Additional Information about the Securities — Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.